[redacted]

08028099

Section

FEB 28 2008

Washington, DC
103

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 -67336

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/06/06 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHD HOLDINGS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5907 LONG COURT
(No. and Street)

AUSTIN	TEXAS	78730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS L. REDDICK, CFO	512-342-0789
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP V. GEORGE, PLLC
(Name – *if individual, state last, first, middle name*)

2300 HONEY LOCUST DRIVE	IRVING	TEXAS	75063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FA 3/18

OATH OR AFFIRMATION

I, THOMAS L. REDDICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHD Holdings, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

JOE J. JOSEPH III
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
3-14-2011

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHD HOLDINGS, LLC

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Members
SHD Holdings, LLC

We have audited the accompanying statement of financial condition of SHD Holdings, LLC as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the period November 6, 2006 (effective date of SEC registration) to December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SHD Holdings, LLC as of December 31, 2007, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 25, 2008

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

SHD Holdings, LLC
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$	138,074
Receivable from clearing broker-dealer		6,720
Clearing deposit		41,489
Prepaid expenses and other current assets		5,738
Equipment, net of accumulated depreciation of $606		10,940
TOTAL ASSETS	$	202,961

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Payable to clearing broker-dealer	$	5,441
Other accounts payable		16,670
Accrued liabilities		9,666
Total Liabilities		31,777
Members' Equity		171,184
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	202,961

See notes to financial statements.

SHD Holdings, LLC
Statement of Income
For the Period from November 6, 2006 (Effective Date of SEC Registration) to December 31, 2007

Revenue		
Trading revenue, net	$	252,434
Other revenue		35,021
Total Revenue		287,455
General and Administrative Expenses		
Data and communications		65,854
IT support and services		28,476
Professional fees		13,632
Regulatory fees		4,139
Other expenses		10,435
Total Expenses		122,536
Other Income		
Interest income		4,793
Interest expense		(95)
NET INCOME	$	169,617

See notes to financial statements.

SHD Holdings, LLC
For the Period from November 6, 2006 (Effective Date of SEC Registration)
to December 31, 2007

Members' equity, November 6, 2006	$	154,811
Net income		169,617
Member distributions		(176,091)
Member contribution of fixed assets		2,847
Member contribution of cash		20,000
Members' equity, December 31, 2007	$	171,184

See notes to financial statements.

SHD Holdings, LLC
Statement of Cash Flows
For the Period from November 6, 2006 (Effective Date of SEC Registration) to December 31, 2007

Cash Flows From Operating Activities:	
Net income	$ 169,617
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	606
Change in assets and liabilities	
Increase in receivable from clearing broker-dealer	(6,720)
Increase in clearing deposit	(41,489)
Increase in prepaid expenses and other current assets	(5,487)
Increase in payable to clearing broker/dealer	5,441
Increase in other accounts payable	15,969
Increase in accrued liabilities	10,242
Net cash provided by operating activities	148,179
Cash Flows From Investing Activities:	
Acquisition of equipment	(8,699)
Net cash used in investing activities	(8,699)
Cash Flows From Financing Activities:	
Member distributions	(176,091)
Member contributions of cash	20,000
Net cash used in financing activities	(156,091)
Net change in cash and cash equivalents	(16,611)
Cash and cash equivalents at beginning of period	154,685
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 138,074

Supplemental Disclosures of Cash Flow Information:

Cash paid during the period for:

Taxes	$ -
Interest	$ 95

Non-Cash Investing and Financing Activities:

The majority member legally transferred our trading software to us as a capital contribution during 2007. In accordance with AICPA Interpretation No. 39 of APB Opinion No. 16,"Transfers and Exchanges Between Companies Under Common Control", the software was transferred to us at its historical cost to the contributing controlling member, which was zero. See Note 9.

The majority member contributed fixed assets with a fair value of $2,847 to the Company during 2007.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

SHD Holdings, LLC ("we", "us", "our") was organized in the State of Texas effective January 13, 2006. We are a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii) and are a member of the Financial Industry Regulatory Authority ("FINRA"). Our membership in FINRA became effective November 6, 2006.

Our operations consist solely of the trading of equities in the United States. We do not carry any customer accounts.

Our Limited Liability Corporation ("LLC") terminates on December 31, 2050, unless sooner terminated or extended as provided in our articles of organization.

We operate pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, are exempt from the remaining provisions of that Rule. We do not hold customer funds or securities, nor we do we carry any customer accounts. We clear all transactions on a fully disclosed basis through a clearing broker-dealer. Our clearing broker-dealer maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Money market funds are reflected as cash equivalents in our statements of financial condition and cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Equipment

All equipment purchases in excess of $2,500 are capitalized and depreciated on a straight-line basis over their useful lives. As of December 31, 2007, all of our capitalized equipment consists of computers and peripherals with a useful life of three years and no salvage value.

Distributions to Members

We records distributions to our members at the declaration date.

Revenue Recognition

Security transactions and the related trading revenues and clearing expenses are recorded on a trade-date basis.

Note 2 - Reporting Period

As our membership in FINRA was granted on November 6, 2006 ("Effective Date of SEC Registration") and as we did not conduct any revenue-generating or other significant activities during the period from that date to December 31, 2006, we requested the Securities and Exchange Commission grant us a waiver from Rule 17a-5 of the Securities and Exchange Act of 1934. Therefore, this audited report on Form X-17A-5 includes our Statement of Income, Statement of Changes in Members' Equity and Statement of Cash Flows for the period from the Effective Date of SEC Registration to December 31, 2007.

Note 3 - Transactions with Clearing Broker-Dealer

Our agreement with our clearing broker-dealer provides for clearing charges at a fixed rate per ticket traded. Our agreement with our clearing broker-dealer also requires us to maintain a minimum deposit on account of $50,000. This minimum deposit requirement may be increased in future at our clearing broker-dealer's discretion based on our trading activity levels. At this time, we do not believe that any increase in our minimum deposit requirement would be detrimental to our financial condition or our ability to conduct trading operations.

We have a receivable from our clearing broker-dealer of $6,720 as of December 31, 2007. This receivable is for trading revenues on trades for December 27-31 not yet settled as of December 31, 2007.

We have a payable to our clearing broker-dealer of $5,441 as of December 31, 2007. This payable is for clearing fees on December 2007 trades executed.

Note 4 - Net Capital Requirements

We are subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, we have net capital and net capital requirements of $154,506 and $100,000, respectively. Our net capital ratio at December 31, 2007 is 0.21 to 1.

Note 5 - Taxes

As an LLC organized in the State of Texas opting for income tax treatment as a partnership, we are considered a pass-through entity with regards to income tax. Therefore, we do not record or incur any income tax liability as all such liabilities are the responsibility of each member based on their share of net income and income distributions.

We are subject to state franchise tax in the State of Texas, based on our gross receipts and gross profit, which is calculated and accrued monthly for payment in the first quarter of the following year.

Note 6 - Contingencies

There are currently no asserted claims or legal proceedings against us. The nature of our business subjects us to regulatory examinations, and could also subject us to various claims or other proceedings. The ultimate outcome of any such action against us could have an adverse impact on our financial condition, results of operations, cash flows and ability to conduct future trading operations.

Note 7 - Related Party Transactions/Trading Software

Our CEO legally transferred our trading software to us as a capital contribution during 2006. The software was developed over a period of time by our CEO and our IT consultant and there were no out-of-pocket or other practicably calculable expenses associated with its development. Our CEO owns a 58.82% share of the LLC and is thus considered a controlling member. In accordance with AICPA Interpretation No. 39 of APB Opinion No. 16, "*Transfers and Exchanges Between Companies Under Common Control*", the software should be transferred to us at its historical cost to the contributing controlling member. As our CEO did not incur any material tangible costs to develop the software, the software has been contributed to us with a zero cost basis. Payments made under our ongoing independent contractor agreement with our IT Consultant to maintain the trading software are expensed as incurred in accordance with AICPA Statement of Position 98-1, "*Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*"

Note 7 - Related Party Transactions/Trading Software (continued)

The members provide us office facilities without charge.

Note 8 - Off-Balance-Sheet Risk

Our securities activities are transacted on either a cash or margin basis. In margin transactions, we are extended credit by our clearing broker-dealer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in our accounts. Such transactions may expose us to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses we may incur. In the event we fail to satisfy our obligations under our margin agreement with our clearing broker-dealer, we may be required to purchase or sell financial instruments at prevailing market prices to fulfill those obligations. We control this risk associated with our securities activities by managing the extent our operational activities on a real-time basis in consideration of our potential margin exposure and the impact of margin transactions on our ongoing net capital requirements.

Note 9 - Concentration of Credit Risk

At December 31, 2007, we have assets held by or due from our clearing broker-dealer totaling $184,584, or approximately 91% of our total assets. These assets include cash, a receivable for trades not yet settled, and a clearing deposit.

SHD Holdings, LLC
Schedule I
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2007

Total members' equity qualified for net capital	$	171,184
Deductions and/or charges		
Non-allowable assets:		
Prepaids and other current assets		5,738
Equipment, net of accumulated depreciation		10,940
Total deductions and/or charges		16,678
Net Capital	$	154,506
Aggregate indebtedness		
Payable to clearing broker-dealer	$	5,441
Other accounts payable		16,670
Accrued liabilities		9,666
Total aggregate indebtedness	$	31,777
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	54,506
Ratio of aggregate indebtedness to net capital		0.21 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 as filed by SHD Holdings, LLC on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Members
SHD Holdings, LLC

In planning and performing our audit of the financial statements of SHD Holdings, LLC (the Company), as of December 31, 2007 and for the period November 6, 2006 (effective date of SEC registration) to December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 25, 2008

END